UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

January 13, 2022
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value ("NAV") Per Share
On January 12, 2022, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. approved the NAV per share of the common shares of Jamestown Invest 1, LLC (the "Company") of $12.36 as of December 31, 2021. As described in the Company's Offering Circular, the purchase price of the Company's common shares is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, such purchase price will be adjusted to $12.36 per share, beginning on the date of this announcement (January 13, 2022) and will be effective until updated by us on March 31, 2022, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Prospective investors will pay the most recent publicly announced offering price as of the date of their subscription.
NAV per share is calculated by taking the total value of the Company's assets less the total value of the Company's liabilities, divided by the number of the Company's shares outstanding as of December 31, 2021. The Company's NAV per share is calculated by an internal valuation process that reflects several components, as described in the Company's Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company's NAV per share increased by $1.65 over the prior quarter, primarily driven by an increase in the real estate valuation of the Company's investment in Southern Dairies.
(a)Real Estate Valuation - The current quarter-end valuation of Southern Dairies of $45.2 million reflects a $5.3 million or 13.3% increase in the asset's gross value compared to the prior quarter-end valuation of $39.9 million.1 This increase is primarily attributed to recently executed leases at the property and revisions to parking income projections based on actual results.
(b)Debt Valuation - The majority of the Company's mortgage loan on Southern Dairies bears a fixed interest rate of 2.683% for the 5-year term.2,3 When market interest rates fall during a given quarter, the Company's debt valuation has a negative impact on the NAV. When market rates rise in a given quarter, debt valuation has a positive impact on the NAV. As a result of rising market interest rates, debt valuation had an approximate $284,700 positive impact on the Company's NAV compared to the quarter ended September 30, 2021.

Status of Our Public Offering
As previously discussed in the Offering Circular, the Company commenced its public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in its common shares on November 27, 2019. Prior to commencing its public offering, the Company had raised $5,501,000 through a private placement.
As of December 31, 2021, the Company had raised public offering proceeds of $5,003,100 and had issued 494,922 shares of its common shares in the public offering. In total, the Company has raised $10,504,100 in offering proceeds and issued 1,045,022 shares of its common shares through both the private placement and the public offering.
The public offering is expected to terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that the Company's manager may terminate the public offering at an earlier time.

1 Shown at 100% property level. Jamestown Invest 1, LLC owns a 51% interest in the property.
2 The Company's total outstanding principal balance of debt is $23,322,526 (100% property level), or $11,894,488 at its 51% ownership share as of December 31, 2021. Accordingly, the Company's portfolio leverage ratio is 45.6% as of December 31, 2021 (calculated as the Company's share of outstanding debt of $11,894,488 divided by its share of gross asset value of $26,072,013).
3 Of the Company's total $23,322,526 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $972,130 bears floating rate interest at 30-day LIBOR plus 1.55%. Accordingly, the total weighted average interest rate was 2.59% based on rates as of December 31, 2021.

Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of December 31, 2021, Southern Dairies @ Ponce City Market (the "Property") was 100% leased to 11 tenants with a weighted average remaining lease term of 8.0 years. During the quarter ended December 31, 2021, the Property executed a 6.5-year lease for 5,571 square feet (7% total building area) with the largest publisher of metropolitan business newsweeklies in the country. Additionally, the Property executed a 5-year renewal for 11,867 square feet (14% total building area) with an architecture firm, extending the tenant’s lease expiration to 2029.
Collections
The Property continues to collect rents at a favorable level through the quarter-ended December 31, 2021.
Parking Upgrades
Through December 2021, the Property yielded approximately $97,000 in parking revenue. The Company implemented parking upgrades in June 2020 allowing for increased revenue at total cost of approximately $200,000. The Company believes the paid parking program is an example of Jamestown’s ability to create value with active management of the Property.
Tenant Events & Property Activations
During the quarter-ended December 31, 2021, Bee Downtown installed two honeybee hives at the Property that will positively impact 18,000 acres in the surrounding community. These hives act as an agri-tourism site and an on-site amenity for tenants, who can book classes and events with Bee Downtown. We believe this initiative will educate tenants on the importance of bees to the environment and promote sustainability.

On December 2, 2021, the Property hosted a holiday party for tenants with food from Southern Crust Catering Co, a mobile catering company that cooks from a wood-fired brick pizza oven inside of a vintage 1953 Chevy pick-up truck. Over 100 tenants and employees attended the event and enjoyed the hand-crafted pizzas.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	1/13/2022

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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